02020549

2-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Pro-Market Global Plc
(Translation of registrant's name into English)

27/F ING Tower, 308 Des Voeux Road Central, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

26th February 2002

Press Announcement

Pro-Market Global Plc ("the Company")

Appointment of Advisers

The Board of the Company announces the resignation of Beaumont Cornish Limited as its OFEX Corporate Advisers and the appointment of DWA Capital Plc in their place.

DWA Capital Plc
Tony Drury Tel: 020 7628 3989

-----End-----

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pro-Market Global Plc
(Registrant)

Date 26th February 2002

By ____________________

Name JACK PRYDE

Its CHAIRMAN